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                              June 4, 2024

       Cory Sindelar
       Chief Financial Officer
       Calix, Inc.
       2777 Orchard Parkway
       San Jose, California 95134

                                                        Re: Calix, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K filed
April 22, 2024
                                                            File No. 001-34674

       Dear Cory Sindelar:

              We have reviewed your May 13, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 3, 2024 letter.

       Form 8-K filed April 22, 2024

       Exhibit 99.2, page 15

   1. From your response to prior comment 4, we note that the non-GAAP adjustment for inventory and component
liability charges related to the accelerated move by your
                                                        customers to your new
platforms. Please tell us more about the business transformation noted in your response
and explain how it led to the decision to write off $28.7 million of inventory and accrued
liabilities related to excess components in the fourth quarter of
                                                        2023. In addition,
describe the nature of these excess components and explain in greater detail how you
determined that the amount written-off was not a normal operating expense incurred in the
ordinary course of your business. Refer to Question 100.01 of the
                                                        Division of Corporation
Finance   s Compliance & Disclosure Interpretations on Non-
                                                        GAAP Financial
Measures.
 Cory Sindelar
Calix, Inc.
June 4, 2024
Page 2
2. In your response to our prior comment 4 you state, "the Company made the decision to write off $28.7 million of inventory." It is not clear to us how you can decide to impair inventory. Please provide us with your inventory impairment analysis. Also, explain to us how you tested inventory for impairment in prior periods.
3. Your response to prior comment 5 explains that the non-GAAP litigation settlement adjustment was not routine in nature and its magnitude was unexpected and discrete and not expected to recur. Please tell us about the legal matter that gave rise to the litigation settlement and summarize the terms of the settlement. In addition, further explain your determination that the amount recognized for the settlement was not a normal, recurring, cash operating expense.
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameCory Sindelar                                 Sincerely,
Comapany NameCalix, Inc.
                                                                Division of
Corporation Finance
June 4, 2024 Page 2                                             Office of
Technology
FirstName LastName